Exhibit 99.2

NOTICE OF MEETING

Annual and Special Meeting of the Shareholders of Goldcorp

Date:	Thursday, April 28, 2016

Time:	2:00 p.m. (Vancouver Time)

Place:	The Boardroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia V6C 2W6

The business of the meeting is to:

1.	Receive the audited annual consolidated financial statements for 2015

2.	Elect directors for the coming year

3.	Appoint Deloitte LLP, Independent Registered Chartered Accountants as auditors and authorize the directors to fix their remuneration

4.	Consider a resolution approving an amendment to increase the number of common shares reserved under the restricted share unit plan to 21,690,276 common shares

5.	Consider a non-binding advisory resolution on our approach to executive compensation

6.	Transact any other business

You have a right to vote if you were a Goldcorp shareholder on March 14, 2016, our “record date”. Find out how to vote starting on page 5 of the accompanying disclosure document (called a circular). You can also read more about us in the circular.

The Board has, by resolution, fixed 2:00 p.m. (Vancouver Time) on April 26, 2016, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the meeting or any adjournment thereof shall be deposited with our transfer agent. The time limit for the deposit of proxies may be waived or extended by the chair of the meeting at their discretion, without notice.

By order of the Board of Directors,

“Ian W. Telfer”

Chairman of the Board